UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2022

Commission File Number: 000-55899

BANCO SANTANDER MÉXICO, S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO FINANCIERO SANTANDER MÉXICO

Avenida Prolongación Paseo de la Reforma 500

Colonia Lomas de Santa Fe

Alcaldía Álvaro Obregón

01219, Ciudad de México
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒           Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

BANCO SANTANDER MÉXICO, S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO FINANCIERO SANTANDER MÉXICO

Table of contents

ITEM

1.	Press Release dated November 30, 2022 titled “Banco Santander México announces the resolutions adopted by its general extraordinary shareholders’ meeting in connection with the tender offer”.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCO SANTANDER MÉXICO, S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO FINANCIERO SANTANDER MÉXICO.

By:	/s/ Héctor Chávez López
	Name:	Héctor Chávez López
	Title:	Executive Director of Investor Relations

Date: December 1, 2022

Item 1

BANCO SANTANDER MÉXICO ANNOUNCES THE RESOLUTIONS ADOPTED BY ITS GENERAL EXTRAORDINARY SHAREHOLDERS' MEETING IN CONNECTION WITH THE TENDER OFFER

Mexico City, Mexico, November 30, 2022 – Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander México (BMV: BSMX; NYSE: BSMX) (“Banco Santander Mexico” or the “Bank”), announced the resolutions adopted by its General Extraordinary Shareholders' Meeting on the date hereof, approving, subject to the completion of the tender offers in Mexico and the United States, which are currently pending authorization, the following: i) deregistering the shares representing the Bank's capital stock (the “shares”) from the Mexican National Securities Registry (Registro Nacional de Valores), maintained by the Mexican National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores), and delisting the shares from the Mexican Stock Exchange (Bolsa Mexicana de Valores, S.A.B. de C.V.); and ii) delisting the American Depositary Shares (“ADSs”) (each of which represents five series “B” shares of the Bank) from the New York Stock Exchange, and deregistering the shares and the ADSs from the U.S. Securities and Exchange Commission.

ABOUT BANCO SANTANDER MéXICO (NYSE: BSMX; BMV: BSMX)

Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander México (Banco Santander México), one of Mexico’s leading banking institutions, provides a wide range of financial and related services, including retail and commercial banking, financial advisory and other related investment activities. Banco Santander México offers a multichannel financial services platform focused on mid- to high-income individuals and small- to medium-sized enterprises, while also providing integrated financial services to larger multinational companies in Mexico. As of September 30, 2022, Banco Santander México had total assets of Ps.1,932 billion under Mexican Banking GAAP and more than 20.8 million customers. Headquartered in Mexico City, the Bank operates 1,344 branches and offices nationwide and has a total of 26,069 employees.

Investor Relations Contact

Héctor Chávez López - Managing Director - IRO

+ 52 (55) 5269-1925

hchavez@santander.com.mx

Investor Relations Team

investor@santander.com.mx

4